James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Persio Lisboa (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 29 November 2022 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copies of the substantial holding notices received by James Hardie on 28 November 2022. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko.

The holdings dissection between entities within CBA before notification obligation on 23 rd November 2022: Entity Registered Holder Holdings of Relevant CDls Interest % Avanteos Investments Limited Colonial First State Investments 35,203 0.008% Limited Colonial First State Investments Limited Colonial First State Investments 54,056 0.012% Limited Commonwealth Bank Officers Superannuation Corporation Pty State Street Australia Limited 242,389 0.054% Limited Colonial First State Investments Limited Citibank N A Hong Kong 6,331,642 1.421% Colonial First State Investments Limited Northern Trust Company 927,088 0.208% Colonial First State Investments Limited Citicorp Nominees Pty Limited 10,022,826 2.249% (Australia) Colonial First State Investments Limited UBS Nominees Pty Ltd 31,553 0.007% ASB Group Investments Limited BNP Paribas Securities 164,874 0.037% Total 17 , 809 , 631 3.996% The holdings dissection between entities within CBA after notification obligation on 24th November 2022: Entity Avanteos Investments Limited Colonial First State Investments Limited Commonwealth Bank Officers Superannuation Corporation Pty Limited Colonial First State Investments Limited Colonial First State Investments Limited Colonial First State Investments Limited Colonial First State Investments Limited ASB Group Investments Limited 2 Commonwealth Bank of Australia I ABN 48 123 123 124 Registered Holder Colonial First State Investments Limited Colonial First State Investments Limited State Street Australia Limited Citibank N A Hong Kong Northern Trust Company Citicorp Nominees Pty Limited (Australia) UBS Nominees Pty Ltd BNP Paribas Securities Total Holdings of Relevant CDls Interest % 35,069 0.008% 53,904 0.012% 242,389 0.054% 6,300,897 1.414% 1,033,523 0.232% 10,011,115 2.246% 31,046 0.007% 164,874 0.037% 17 , 872 , 817 4.010%

Date of Change Registered Company Class Thursday, 24 November Citibank N A Hong Kong Chess Depository 2022 Interests Thursday, 24 November Citibank N A Hong Kong Chess Depository 2022 Interests Thursday, 24 November Citicorp Nominees Pty Limited Chess Depository 2022 (Australia) Interests Thursday, 24 November Citibank N A Hong Kong Chess Depository 2022 Interests Thursday, 24 November Citicorp Nominees Pty Limited Chess Depository 2022 (Australia) Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests Thursday, 24 November Colonial First State Chess Depository 2022 Investments Limited Interests 3 Commonwealth Bank of Australia I ABN 48 123 123 124 Transaction Type Sale Sale Sale Sale Sale Sale Purchase Purchase Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Sale Purchase Purchase Sale Sale Purchase Sale Sale Number of Cash Securities Consideration 16,300 486,970.65 10,931 326,569.09 3,502 104,624.00 3,514 104,982.51 8,209 247,445.53 134 3,995.88 3 89.89 7 209.75 4 119.28 7 208.74 1 29.82 3 89.46 1 29.82 4 119.28 4 119.28 1 29.82 10 298.20 10 298.20 4 119.28 11 328.02 3 89.46 41 1,228.54 54 1,618.08 2 59.64 17 506.94 10 299.65 4 119.28 4 119.28 Transactions giving rise to notification: